MR

14047817

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

FEB 28 2014

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44907

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Regional Brokers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Penn Center, 1628 John F.Kennedy Blvd., Suite 1901
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony Boccella 215-979-8960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elko & Associates Ltd
(Name – *if individual, state last, first, middle name*)

521 Plymouth Road, Suite 120, Plymouth Meeting, PA 19462
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21/14

OATH OR AFFIRMATION

I, Anthony Boccella, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regional Brokers, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CFO

Title

Denise Marie Holbrook

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
DENISE MARIE HOLBROOK, Notary Public
City of Philadelphia, Phila. County
My Commission Expires March 18, 2017

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of ~~Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital~~ Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 ~~and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.~~
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REGIONAL BROKERS, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

élko
& Associates Ltd
Accountants & Advisors

REGIONAL BROKERS, INC.

TABLE OF CONTENTS

Elko
& Associates Ltd
Accountants & Advisors

INDEPENDENT AUDITORS' REPORT

Board of Directors
Regional Brokers, Inc.
Philadelphia, Pennsylvania

Report on the Financial Statements

We have audited the accompanying financial statements of Regional Brokers, Inc., which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

2 W. Baltimore Avenue, Suite 210 • Media, PA 19063 • 610-565-3930 • Fax: 610-566-1040
521 Plymouth Road, Suite 120 • Plymouth Meeting, PA 19462-1609 • 610-279-9100 • Fax: 610-279-7100

www.elkocpa.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regional Brokers, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The Schedules of General and Administrative Expenses is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Elko & Associates Ltd

Plymouth Meeting, Pennsylvania
February 11, 2014

REGIONAL BROKERS, INC.
STATEMENTS OF FINANCIAL CONDITION

	DECEMBER 31, 2013	DECEMBER 31, 2012
ASSETS		
Cash	$ 434,365	$ 500,207
Marketable securities - trading	9,951	6,248
Commissions receivable - clearing broker	121,787	122,065
Receivable - other	-	80
Prepaid expenses	24,789	28,416
Furniture and equipment - net of accumulated depreciation of $112,127 and $96,321	19,815	35,621
Investment in nonmarketable security	75,000	-
TOTAL ASSETS	$ 685,707	$ 692,637
LIABILITIES		
Accounts payable and accrued expenses	$ 58,270	$ 59,611
Total Liabilities	58,270	59,611
STOCKHOLDERS' EQUITY		
Common stock - no par value; stated value $500 per share, 10,000 shares authorized, 1,015 shares issued and 541 shares outstanding	507,500	507,500
Additional paid-in capital	30,574	30,574
Retained earnings	550,503	556,092
Less: Treasury stock - 474 shares, at cost	(461,140)	(461,140)
Total Stockholders' Equity	627,437	633,026
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 685,707	$ 692,637

The accompanying Notes are an integral part of these statements.

REGIONAL BROKERS, INC.
STATEMENTS OF INCOME

	FOR THE YEARS ENDED DECEMBER 31, 2013	2012
COMMISSION INCOME	$ 2,954,493	$ 3,035,799
OPERATING EXPENSES		
Clearing fees	200,084	192,273
Depreciation	15,806	18,280
Employee benefits	215,608	191,183
Payroll taxes	74,799	86,558
Regulatory fees	73,196	62,544
Salaries	1,361,709	1,401,004
Telephone	28,599	40,401
Trading software expense	54,750	54,875
Total Operating Expenses	2,024,551	2,047,118
GENERAL AND ADMINISTRATIVE EXPENSES	698,849	680,354
INCOME FROM OPERATIONS	231,093	308,327
OTHER INCOME (EXPENSE)		
Dividend income	130	65
Interest income	2,935	3,289
Loss on disposal of equipment	-	(630)
Unrealized gain on marketable securities	3,703	120
Total Other Income (Expense)	6,768	2,844
NET INCOME	$ 237,861	$ 311,171

The accompanying Notes are an integral part of these statements.

REGIONAL BROKERS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK	TOTAL
BALANCE - JANUARY 1, 2012	$ 507,500	$ 30,574	$ 569,521	$ (461,140)	$ 646,455
NET INCOME	-	-	311,171	-	311,171
DISTRIBUTIONS	-	-	(324,600)	-	(324,600)
BALANCE - DECEMBER 31, 2012	507,500	30,574	556,092	(461,140)	633,026
NET INCOME	-	-	237,861	-	237,861
DISTRIBUTIONS	-	-	(243,450)	-	(243,450)
BALANCE - DECEMBER 31, 2013	$ 507,500	$ 30,574	$ 550,503	$ (461,140)	$ 627,437

The accompanying Notes are an integral part of these statements.

REGIONAL BROKERS, INC.
STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED DECEMBER 31, 2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 237,861	$ 311,171
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	15,806	18,280
Loss on disposal of equipment	-	630
Unrealized gain on marketable securities	(3,703)	(120)
(Increase) decrease in assets		
Commissions receivable - clearing broker	278	(13,042)
Prepaid expenses	3,627	(3,397)
Receivable - other	80	(80)
Increase (decrease) in liabilities		
Accounts payable and accrued expenses	(1,341)	(16,012)
Net Cash Provided by Operating Activities	252,608	297,430
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of nonmarketable securities	(75,000)	-
Purchase of furniture and equipment	-	(23,869)
Net Cash Used in Investing Activities	(75,000)	(23,869)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to stockholders	(243,450)	(324,600)
Net Cash Used in Financing Activities	(243,450)	(324,600)
NET DECREASE IN CASH	(65,842)	(51,039)
CASH - BEGINNING OF YEAR	500,207	551,246
CASH - END OF YEAR	$ 434,365	$ 500,207

The accompanying Notes are an integral part of these statements.

REGIONAL BROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE A - Summary of Significant Accounting Policies

Business Activity - Regional Brokers, Inc. (the "Company"), incorporated under the laws of the Commonwealth of Pennsylvania on May 18, 1992, is registered with the Securities and Exchange Commission as a Municipal Securities Broker/Dealer as defined in Rule 15c3-1(k)(2)(ii) under the Securities Exchange Act of 1934. A municipal securities broker/dealer acts as an undisclosed agent in the purchase or sale of municipal securities for a registered broker or dealer or registered municipal securities dealer, has no "customers" as defined in SEC Reg. §240.15c3-1 and may effect transactions on its own behalf. The Company's customers are located mostly in the Northeast Region of the United States.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - Cash consists of funds held in checking and money market accounts.

Accounts Receivable - The Company charges income for doubtful accounts when they are considered uncollectible based on historical experience and current conditions. Management considers the receivables to be fully collectible at the balance sheet dates, and no provision for uncollectible accounts has been made.

Marketable Securities - The Company's marketable securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period included in earnings.

Furniture and Equipment - Furniture and equipment are stated at cost. Maintenance, repairs and minor renewals are charged to operations as incurred. Depreciation is provided over the estimated useful lives of the assets on an accelerated method. The estimated useful lives of the various classes of assets are:

	Range in Years
Office equipment	5
Furniture and fixtures	5 - 7
Computer equipment	3 - 5

Investment in Nonmarketable Security - Investment in companies in which the Company has less than 20% interest are carried at cost. Dividends received from those companies are included in other income. Dividends received in excess of the Company's proportionate share of accumulated earnings are applied as a reduction of the cost of the investment.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

- continued -

REGIONAL BROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE A - Summary of Significant Accounting Policies - continued

Advertising Costs - The Company expenses advertising costs as incurred. Advertising costs for the years ended December 31, 2013 and 2012 were $4,700 and $18,971, respectively.

Income Taxes - The stockholders have elected for the Company to be an S corporation for federal and state income tax purposes. Profits or losses pass through to the stockholders to be included in their individual income tax returns. Therefore, no provision or liability for federal and state income taxes is required.

The federal income tax returns of the Company for 2010, 2011 and 2012 are subject to examination by the federal, state and local taxing jurisdictions, generally for three years after they were filed.

NOTE B - Fair Value Measurements

The Fair Value Measurements Topic of the FASB *Accounting Standards Codification* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the Fair Value Measurements Topic, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis using quoted prices in active markets as of December 31, 2013 and 2012:

	Level 1	
	2013	2012
Assets		
Marketable Securities	$ 9,951	$ 6,248

REGIONAL BROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE C - Furniture and Equipment

	2013	2012
Office equipment	$ 3,839	$ 3,839
Office furniture	43,304	43,304
Computer equipment	84,799	84,799
Total	131,942	131,942
Accumulated depreciation	112,127	96,321
Total Furniture and Equipment	$ 19,815	$ 35,621

NOTE D - Investment in Nonmarketable Security

During 2013, the Company invested $75,000 for a 9.09% equity interest in Municipal Bond Information Services LLC which is accounted for using the cost method. The investment in Municipal Bond Information Services LLC has not been evaluated for impairment because management did not identify any events or changes in circumstances that might have a significant adverse effect on the fair value of the investment.

NOTE E - Line of Credit

The Company has a $200,000 bank line of credit agreement. The credit agreement may be renewed annually at the bank's discretion and is collateralized by the assets of the Company. Interest on borrowings is at a fluctuating rate per annum equal to the bank's prime rate plus 0.5% (3.75% at December 31, 2013 and 2012).

There were no borrowings under the line of credit agreement at December 31, 2013 and 2012.

The line of credit includes various financial covenants, as defined, that are required to be maintained throughout the term of the agreement. The Company met all of the financial covenants at December 31, 2013.

REGIONAL BROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE F - Operating Lease Commitments

The Company is obligated under a noncancelable lease for office space, which expires in October 2017. Rent expense for the years ended December 31, 2013 and 2012 was $45,395 and $45,075, respectively.

Minimum annual rental commitments under noncancelable leases with initial or remaining terms of one year or more are as follows:

Year Ending December 31,	
2014	$ 46,176
2015	47,222
2016	48,267
2017	40,949
Total	$ 182,614

NOTE G - Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2013 and 2012, the Company's "Aggregate Indebtedness" was $58,270 and $59,611, respectively, and "Net Capital" was $485,133 and $567,972, respectively, and its ratio of aggregate indebtedness to net capital was .12 to 1 and .10 to 1, respectively. Net capital exceeded minimum capital requirements by $385,133 and $467,972 at December 31, 2013 and 2012, respectively.

NOTE H - Profit Sharing Plan

The Company maintains a defined contribution 401(k) profit sharing plan covering substantially all full-time employees. The Company contribution is based on 3% of an eligible employee's compensation. Company contributions to the Plan for the years ended December 31, 2013 and 2012 were $41,059 and $36,265, respectively.

REGIONAL BROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE I - Concentration of Credit Risk

The Company maintains cash balances at several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2013, the Company did not exceed federally insured limits. At December 31, 2012, the Company's uninsured cash balance was $19,612.

NOTE J - Subsequent Events

In preparing these financial statements, management has evaluated events and transactions for potential recognition or disclosure through February 11, 2014, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

REGIONAL BROKERS, INC.
SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES

	FOR THE YEARS ENDED DECEMBER 31, 2013	2012
Advertising	$ 4,700	$ 18,971
Business use and occupancy tax	23,647	24,417
Capital stock tax	4,088	4,765
Dues and subscriptions	130,353	120,236
Insurance	7,657	7,917
Insurance - officer's life	865	865
Internet expense	57,219	55,502
Legal and accounting fees	31,160	28,775
Office expense	22,801	20,706
Office supplies	4,039	4,247
Payroll taxes	8,158	9,002
Profit sharing	41,059	36,265
Rent	45,395	45,075
Repairs and maintenance	31,456	44,813
Salaries	150,032	150,035
Travel and entertainment	136,220	108,763
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	$ 698,849	$ 680,354

SCHEDULE I

REGIONAL BROKERS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	DECEMBER 31, 2013	DECEMBER 31, 2012
NET CAPITAL		
Total Stockholders' Equity	$ 627,437	$ 633,026
Deductions and/or Charges:		
Nonallowable Assets		
Funds in excess of required clearing deposits	(21,207)	-
Receivables - stockholders, officers, employees and other	-	(80)
Prepaid expenses	(24,789)	(28,416)
Property and equipment	(19,815)	(35,621)
Investment in nonmarketable security	(75,000)	-
Security deposits	-	-
Net capital before haircuts on securities positions	486,626	568,909
Haircut on securities	1,493	937
Net Capital	$ 485,133	$ 567,972
AGGREGATE INDEBTEDNESS		
Items Included in Statements of Financial Condition		
Accounts payable and accrued expenses	$ 58,270	$ 59,611
Total Aggregate Indebtedness	$ 58,270	$ 59,611
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required by Company	$ 100,000	$ 100,000
Excess Net Capital	$ 385,133	$ 467,972
Excess Net Capital at 1000%	$ 479,306	$ 562,010
Ratio: Aggregate Indebtedness to Net Capital	.12 to 1	.10 to 1
Net capital as reported in Company's Part IIA (Unaudited) Focus Report	$ 485,127	$ 567,966
Net audit adjustments	6	6
Net capital	$ 485,133	$ 567,972

Elko & Associates Ltd
Accountants & Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROLS

Board of Directors
Regional Brokers, Inc.
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statements of Regional Brokers, Inc. (the Company), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2 W. Baltimore Avenue, Suite 210 • Media, PA 19063 • 610-565-3930 • Fax: 610-566-1040
521 Plymouth Road, Suite 120 • Plymouth Meeting, PA 19462-1609 • 610-279-9100 • Fax: 610-279-7100

www.elkocpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management of the Company, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elko & Associates Ltd

Plymouth Meeting, Pennsylvania
February 11, 2014

ADDITIONAL INFORMATION

Elko & Associates Ltd
Accountants & Advisors

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Regional Brokers, Inc.
Philadelphia, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Regional Brokers, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Regional Brokers, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Regional Brokers, Inc.'s management is responsible for Regional Brokers Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in Regional Brokers' general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers from Regional Brokers' general ledger noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers from Regional Brokers' general ledger supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

2 W. Baltimore Avenue, Suite 210 • Media, PA 19063 • 610-565-3930 • Fax: 610-566-1040
521 Plymouth Road, Suite 120 • Plymouth Meeting, PA 19462-1609 • 610-279-9100 • Fax: 610-279-7100

www.elkocpa.com

This report is solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ellis & Associates, Ltd

February 5, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2013**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044907 FINRA DEC
REGIONAL BROKERS INC 12*12
1628 JOHN F KENNEDY BLVD
PHILADELPHIA PA 19103-2125

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 6894-

B. Less payment made with SIPC-6 filed (**exclude interest**) 3428-

7/18/13
Date Paid

C. Less prior overpayment applied (

D. Assessment balance due or (overpayment) 3466-

E. Interest computed on late payment (see instruction E) for____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3466-

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Regional Brokers Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CFO
(Title)

Dated the 29 day of January, 20 14

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates ________ ________ ________
Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2013** and ending **12/31/2013**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,957,558
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	2,957,558
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	200,084
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	200,084
2d. SIPC Net Operating Revenues	$ 2,757,474
2e. General Assessment @ .0025	$ 6894
	(to page 1, line 2.A.)